EXHIBIT 99.1
April 7, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (The: "Company")

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary Report - withdrawal and dismissal of Class Action against the Company

Further to the Company's immediate report of September 12, 2012, with respect to a claim and a motion to certify the claim as a class action for an aggregate amount of NIS 154 million, on grounds that the Company failed to include a detailed breakdown of calls to the telephone bill contrary to the directives of the Ministry of Communications and the Company's license, a supplementary report is hereby provided that on April 4, 2013, a ruling was rendered authorizing the petitioner's withdrawal of the motion to certify and the striking of the motion, as well as the dismissal of the claim. In this respect, see also Section 2.18.9 of the chapter containing a description of the Company's business affairs in the Company's 2012 periodic report.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.